Exhibit 6.11

January 26, 2016

Newton R. Martins

Dear Newton:

On behalf of Viskase Companies, Inc. (“Company”), I am pleased to present you with the following job offer:

Title:	General Manager, North America

Reporting to:	Thomas D. Davis, Chairman, CEO & President

Start Date:	February 1, 2016

Compensation:	Your compensation per semi-monthly pay period will be $9,791.67 (less any applicable taxes and withholdings), payable on the 15th and the last day of each month.

Benefits:

You will be eligible (subject to applicable waiting periods specified in the respective plans, including a 30-day waiting period on health, dental, vision, life, etc.) to participate in Viskase benefit plans including health; dental; vision; life; dependent life; short term and long term disability insurance; health savings account (HSA); contributory 401(k) with Company match and no vesting requirement; and discretionary profit sharing (after one year of service). Your participation in any of these plans will also be subject to any legal restrictions imposed as a non-citizen of the United States and/or as a holder of a work visa. Viskase Companies, Inc., reserves the right to add, change, or terminate benefits at any time, including but not limited to, those set forth above.

Bonus Plan:

You will be eligible to participate in the Viskase Executive Incentive Plan (or its successor plan) for the fiscal year ending December 31, 2016. Under this Plan, your target annual discretionary bonus will be 60% of your earned base salary for the Plan year (including for this purpose only your earned base salary from Brazilian employment during the first month of 2016). Full terms of the Plan will be provided to you in the Company’s Executive Incentive Plan (or its successor plan) document, which is subject to change at any time in the Company’s sole and absolute discretion. Participation in the Executive Incentive Plan (or its successor plan) is subject to approval of the Compensation Committee of the Board of Directors of Viskase.

Long Term-Incentive Plan:

You will continue to be eligible to participate in the Long-Term Incentive Plan for senior level employees (“LTIP”) in accordance with the Plan’s terms and conditions. To the extent such plan is established (which remains in the sole and absolute discretion of the Board), the award target per annum will be equal to 60% of your base salary (including for this purpose only your earned base salary from Brazilian employment during the first month of 2016). Full terms of the Plan will be provided to you in the Company’s LTIP (or its successor plan) document, which is subject to change at any time in the Company’s sole and absolute discretion. Participation in the LTIP (or its successor plan) is subject to approval of the Compensation Committee of the Board of Directors of Viskase.

Vacation:

You will be eligible for four (4) weeks per year beginning in 2016; and beyond 2021 you will adhere to the then-applicable Viskase vacation policy. All vacation will be subject to the terms of the vacation policy.

Vehicle Allowance:	You will be eligible to receive a vehicle allowance in accordance with Company policy.

Visa Services:

The Company will pay the legal costs and associated fees incurred in (1) securing a L-1A visa permitting you to live and work in the United States and, (2) should you decide to permanently relocate to the United States, securing visa(s) and immigration clearances permitting you to live and work in the United States and permitting your spouse to live legally with you in the United States (the items referred to in (2) above, collectively, “Visas”).

Relocation:

Your position is based in the Company’s global headquarters office, now located in metropolitan Chicago, Illinois. Your position will also require extensive travel both in the United States and internationally. You are required to, and agree to, establish a residence in the area of the global headquarters office no later than May 30, 2016 (such date, the “Relocation Date”). If your actual relocation occurs prior to such Relocation Date, as defined, then the actual date of relocation shall be the Relocation Date.

Relocation Assistance:	Viskase Companies, Inc. shall provide relocation assistance in the manner as described below:

1. Temporary housing until the Relocation Date, as provided by or approved by the Company

2.              Reimbursement of airfare for you and your spouse (arranged per Company policy) from Brazil for your initial trip to Chicago and an additional round trip between Chicago and Brazil, and round trip airfare for up to six trips (to be used by you and/or your spouse, as you determine) from Chicago, Illinois to Fort Meyers, Florida (arranged per Company policy), until the Relocation Date

3. Use of a Company-provided vehicle for local travel while you are in the vicinity of the global headquarters office until the earlier of the

Relocation Date or the date that you arrange for a vehicle and activate your automobile allowance benefit
4. Should you decide to permanently relocate to the United States and purchase a home in the vicinity of the global headquarters,

• Moving of household goods (for details please see attached Relocation Assistance Program)

•                  Customary and reasonable closing costs for the sale of your current home in Brazil, and purchase of a home in the vicinity of the global headquarters office, in the following categories: real estate broker fees on sale; appraisal, credit report, tax service and flood certification fees; applicable title charges; government recording and transfer charges. You must provide a copy of any Good Faith Estimate of Closing Costs and/or draft HUD-1 Statement (or its equivalent) for approval in advance of closing, and you will be reimbursed only after submittal of the final HUD-1 Statement or similar documentation acceptable to the Company.

Viskase Companies, Inc., will not pay for charges due to customary proration of real estate taxes and assessments, water/sewer charges and other utility or service items. Viskase Companies, Inc., will also not pay for items related to the home purchase financing, such as loan origination charges, interest rate credit/charges (points), items required by the lender to be paid in advance (interest charges, mortgage insurance premium, homeowner’s insurance), reserves or escrows (deposit for escrow account, homeowner’s insurance, mortgage insurance, property taxes).

The relocation assistance provided in items 1 through 3, above, is available to you only until the Relocation Date. The relocation assistance provided in item 4, above, is available to you only until January 30, 2017. All relocation assistance amounts are taxable, except for expenses associated with the transportation of your household goods. If your employment with Viskase is terminated, either voluntarily or involuntarily, within twenty-four (24) months of the date the relocation benefits are paid, you agree to reimburse Viskase the full amount of the relocation costs.

Severance Plan:	You will be eligible for severance pay in the event of involuntary termination of employment by Viskase, in accordance with the terms and conditions of Viskase Severance Plan.

Effect on Brazilian Employment Status:

Effective as of February 1, 2016, you will cease to be an employee of the Company’s Brazilian subsidiary, to perform any activities or functions on behalf of such entity and to represent such entity in any capacity. The termination of that employment relationship is occurring because you volunteered to fulfill a position with the Company in the US, with scope of responsibility that is different from your activities thus far with the Company’s Brazil subsidiary. As a consequence, you have thus voluntarily resigned your position as Director General of the Company’s

Brazilian subsidiary, Vice President and General Manager of South America, and all other positions in Brazil, effective as of the end of January 31, 2016, and will relocate to the US. All entitlement to benefits, incentives, bonuses, and perquisites in connection with your Brazilian employment will also cease and the Company’s Brazilian subsidiary will pay to you all amounts payable in cases of voluntary resignation of its employees, considering applicable law and any specific provisions of your employment agreement. You will continue to be bound to any non-competition, non-solicitation, non-disclosure or other restrictive covenants in connection with your Brazilian employment, which shall survive for whatever duration is provided in the agreements or documents, or applicable law, relating to same.

This offer, and your employment, are conditioned upon your agreement, as attested by your signature on a Viskase Confidentiality and Non-Compete Agreement, that you will not either directly or indirectly during your employment by Viskase and for twenty-four (24) months after your employment with Viskase ceases engage in competition with Viskase or its affiliates.  In addition to other covenants which will be contained in the Confidentiality and Non-Compete Agreement, you agree that during and after your employment you shall not disclose to any third party any confidential or proprietary information of Viskase, any of its affiliates or subsidiaries, or any of their respective owners, members, directors, officers, managers, and employees.  You further agree that during and after your employment you will not disparage, verbally or in writing, anyone in Viskase, any of its affiliates or subsidiaries, or any of their respective owners, members, directors, officers, managers, or employees, and their family members.  The details of the Confidentiality and Non-Compete Agreement will be presented to you prior to your employment.

This offer, and your employment, are also conditioned upon your covenant and representation that (i) you are not a party to any contract, commitment, restrictive covenant or agreement, nor are you subject to, or bound by, any order, judgment, decree, law, statute, ordinance, rule, regulation or other restriction of any kind or character, which would prevent or restrict you from accepting this position and performing your duties, (ii) you have not shared with the Company or any of its affiliates, or any of its or their directors, officers, employees or agents, and will not share or use, any confidential or proprietary information of any prior employer or contractor or any third party from whom you may have received confidential or proprietary information, (iii) you are not subject to any agreement or obligation that would limit your ability to act on behalf of the Company or any of its subsidiaries, (iv) your acceptance of this offer and your performance of your duties in respect thereof will not violate or conflict with any agreement or obligation to which you are subject, and (v) you have delivered to the Company true and complete copies of any currently effective employment agreement, non-competitive agreement or similar agreement to which you are subject; and (vi) that you were advised by your Brazilian counsel in connection with your rights under Brazilian law deriving from your resignation of employment and termination of your employment agreement with the Company’s Brazilian subsidiary.

This letter does not constitute a contract or employment agreement. You understand that your employment is “at will” and can be terminated, with or without cause and with or without notice, at any time. Nothing contained in this letter shall limit or otherwise alter the foregoing. Your employment will be subject to other policies, terms and conditions that may be established or modified by the Company from time to time.

On your first day of work we require that you bring proof of your legal right to work in the United States for I-9 purposes.  This includes either providing a copy of your I-94 printed out from the United States Customs and Border Patrol website (www.cbp.gov/i94/) or providing a copy of the Biographic page of your passport so that Viskase may retrieve the I-94 information for you.

This letter serves as a summary of the provisions of the position of General Manager, North America.  In case of any discrepancy between the contents of this summary and the terms of the various Plan Documents as they apply to you, the terms of the Plan Documents will govern.

We look forward to you joining our Viskase Companies, Inc. US team.  Please do not hesitate to contact Tom Davis at (630) 874-0739, or me at (630) 874-0750 if you have any questions.

Sincerely,
/s/ Maria Kozareva
Maria Kozareva
Global Director Human Resources
Cc: Thomas D. Davis
Employee File

ACCEPTED:

Name – Print	Signature	Date

Newton R. Martins	/s/ Newton R. Martins	1/26/2016